UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019 (Report No. 3)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SHAREHOLDERS UPDATE AND SUPPLEMENTAL PROXY MATERIALS

This Report on Form 6-K is being filed by Pointer Telocation Ltd (“Pointer”) to supplement certain disclosure set forth in the Notice of Extraordinary General Meeting of Shareholders to be held on August 29, 2019 (the “Meeting”), as well as a joint proxy statement/prospectus and form of proxy card of Pointer (together, the “Proxy Materials”) furnished to the Securities and Exchange Commission (“SEC”) by Pointer on July 25, 2019. Terms used and not defined herein shall have the same meaning ascribed to them in the Proxy Materials.

As described in the section titled “Israeli Income Tax Considerations” beginning on page 124 of the joint proxy statement/prospectus included in the Proxy Materials, Pointer has sought certain tax rulings (the “Rulings”) from the Israeli Taxation Authority (the “ITA”) with respect to the Pointer Merger. These Rulings are not conditions to the consummation of the Pointer Merger. However, they are being sought to obtain the favorable tax treatment described in the Proxy Materials. The Rulings have not yet been issued by the ITA, and may not be issued before the Meeting, or at all. Pointer intends to continue to seek these Rulings prior to the closing of the Pointer Merger. As described in the Proxy Materials, no assurance can be given that these Rulings will be obtained.

The information above supplements the information provided in the Proxy Materials. The information above and in the Proxy Materials is not a substitute for an individual analysis of the tax consequences of the proposed Transactions or post-proposed Transactions ownership and disposition of Pointer Ordinary Shares or shares of Parent Common Stock. Pointer shareholders are strongly encouraged to consult with their own Israeli tax advisor as to the specific Israeli tax consequences resulting from the proposed Transactions, including the Israeli tax consequences of the Rulings Pointer may obtain, or consequences of not obtaining any one of the Rulings that may be applicable to them.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Statement Nos. 333-113420, 333-118897, 333-139717, 333-141306, 333-173155, 333-214775 and 333-217655) and Form F-3 (Registration Statement Nos. 333-111019, 333-119998, 333-126257, 333-143399, 333-194483 and 333-199535) of Pointer, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may include but are not limited to statements about the expected completion of the Proposed Transaction, results of the Pointer shareholders meeting, the satisfaction or waiver of any conditions and covenants of the parties to the Proposed Transaction and tax consequences to specific shareholders.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Pointer’s management’s current estimates and projections of future results or trends.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Pointer may not be able to satisfy all of the conditions to the closing of the Proposed Transaction and discharge all its obligations under the Agreement; (2) the proposed Transactions may involve unexpected costs, liabilities (including tax liabilities to Pointer or any of its shareholders) or delays; (3) the outcome of any legal proceedings related to the proposed Transactions; (4) Pointer may be adversely affected by other economic, business, and/or competitive factors; (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement; (6) other risks to consummation of the proposed Transactions, including the risk that Pointer will not obtain the Rulings; and (7) the potential requirement for Pointer to pay a termination fee in connection with its failure to consummate the Pointer Merger. Actual results may differ materially from those projected as a result of those and certain other risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pointer’s most recent Annual Report on Form 20-F and under the heading “Risk Factors” in the joint proxy/prospectus included in the Proxy Materials, both filed with the SEC. These forward-looking statements are made only as of the date hereof, and Pointer undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Important Information for Investors and Stockholders

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the proposed transactions among PowerFleet, Inc. (“Parent”), I.D. Systems, Inc. (the “Company”) and Pointer, Parent, the Company and Pointer have filed, and will file, relevant materials with the SEC. On May 24, 2019, Parent filed with the SEC a registration statement on Form S-4, as amended on July 1, 2019 and July 23, 2019, containing a joint proxy statement of the Company and Pointer that also constitutes a prospectus of Parent. The registration statement was declared effective by the SEC on July 25, 2019, and the Company and Pointer commenced mailing the definitive joint proxy statement/prospectus to stockholders of the Company and Pointer on or about July 29, 2019 and August 1, 2019, respectively. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Parent, the Company or Pointer (when available) free of charge through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

The Company, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019, as amended on April 30, 2019. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: August 23, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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